FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: February 28th, 2003

Information furnished on this form:
    -  Press Release concerning the sales of the shares of NEC's subsidiary

February 28, 2003

Sales of the Shares of NEC's Subsidiary

  On February 28, 2003, NEC Corporation ("NEC") held a meeting of the board of directors at which it was resolved that NEC shall transfer 1,260,000 shares of NEC Leasing, Ltd. ("NEC Leasing"), its consolidated subsidiary, to Sumisho Lease Co., Ltd. and SMBC Leasing Company, Limited. NEC signed a share transfer agreement with each of the two companies on the same date.

  Anristu Corporation, NEC Tokin Corporation, Toyo Communication Equipment Co., Ltd., NEC Facilities, Ltd. and NEC Ameniplantex, Ltd., all NEC's affiliates, will also transfer a part of their holdings in NEC Leasing (total 2,340,000 shares) to Sumisho Lease Co., Ltd. and SMBC Leasing Company, Limited.

  After those transfers, NEC Leasing will no longer be a consolidated subsidiary of NEC and treated as an affiliated company accounted for by the equity method.

1.The reason of the transfer of shares

  NEC Leasing, a core company of the NEC Group in the field of providing sales financing services, has had close business relationships with the NEC Group companies including NEC and its business has been constructed, to a great extent, on synergy with the NEC Group.

  NEC Leasing has endeavored to strengthen its ability to provide high quality financial solutions to its customers by way of acquiring high level financial products development capability and expanding its services to its customers.

  The leasing industry in Japan, however, undergoes dramatic changes and not a few M&A already took place. In order to cope with such drastic changes and to speed up the implementation of NEC Leasing's growth strategy, NEC has agreed with Sumisho Lease Co., Ltd. and SMBC Leasing Company, Limited to sell a part of its holdings in NEC Leasing in an effort to strengthen NEC Leasing's activities.

  The function of NEC Leasing within the NEC Group and our support policy to NEC Leasing's activities will remain unchanged with these transactions.

2. Profile of NEC Leasing, Ltd.

(1) Company Name	NEC Leasing, Ltd.
(2) Representative	President Takehiko Yamamoto
(3) Address	29-11, Shiba 5-chome, Minato-ku, Tokyo
(4) Date of Incorporation	September 7, 1970
(5) Main Business	Leasing, rentals and other related activities
(6) End of Fiscal Year	March 31
(7) Number of Employees	477 (as of March 2002)
(8) Main Branches	Kanto Branch, Chubu Branch, Kansai Branch and Kyushu Branch
(9) Paid-in Capital	800,000,000 yen
(10) Total Number of Shares Issued	12,000,000 shares
(11) NEC's Shareholding Ratio	61.5% (inclusive of 11.5% indirectly held)
(12) Recent Financial Results
(Millions of yen)
	Fiscal Year Ended March 2001	Fiscal Year Ended March 2002	Fiscal Year Ending March 2003 (forecast)
Net Sales	286,621	260,426	254,000
Ordinary Income	6,209	6,764	8,000
Net Income	2,891	-1,700	4,740
Total Assets	721,011	720,601	-

3. Profile of Transferees

(1) Company Name	Sumisho Lease Co., Ltd.	SMBC Lesaing Company, Limited
(2) Representative	President Mitsuharu Ishii	President Yohei Shiraga
(3) Address	5-33, Kitahama 4-chome, Chuou-ku, Osaka	9-4, Nishishimbashi 3-chome, Minato-ku, Tokyo
(4) Main Business	Leasing, rentals and loans	Leasing and rentals
(5) Relation to NEC	Ordinary course of business only	Ordinary course of business only

4. Number of shares to be transferred, shareholding ratio before and after the transfers

	(1) Number of shares before the transfers	(2) Number of shares to be transferred	(3) Number of shares after the transfers
NEC Corporation	6,000,000 50.0%	-1,260,000 -10.5%	4,740,000 39.5%
NEC's consolidated subsidiaries	1,380,000 11.5%	-1,380,000 -11.5%	0 0.0%
NEC's affiliated companies accounted for by the equity method	1,620,000 13.5%	-960,000 -8.0%	660,000 5.5%
Sub-Total	9,000,000 75.0%	-3,600,000 -30.0%	5,400,000 45.0%
SMBC Leasing Company, Limited (Note)	600,000 5.0%	1,800,000 15.0%	2,400,000 20.0%
Sumisho Lease Co., Ltd.	600,000 5.0%	1,800,000 15.0%	2,400,000 20.0%
Others	1,800,000 15.0%	0 0.0%	1,800,000 15.0%
Total	12,000,000 100.0%	0 0.0%	12,000,000 100.0%

(Note) SMBC Leasing Company, Limited plans to acquire from Sumitomo Mitsui Banking Corporation 600,000 shares on the same date.

	(1) Number of shares before the transfer	(2) Number of shares to be transferred	(3) Number of shares after the transfer
Sumitomo Mitsui Banking Corporation	600,000 5.0%	600,000 5.0%	0 0.0%

5. Date of the transfers

In the middle of March, 2003

6. Forecast of NEC's financial results

The effect of these transactions is already included in NEC's forecast for its consolidated financial results for the fiscal year ending March 31, 2003.